Zaxis International Inc.
6399 Wilshire Blvd, Suite 1019
Los Angeles, CA 90048
Phone: (323) 951-0575 - FAX: (212) 658-9867

September 4, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549
Mail Stop: 3561
Attention: Ethan Horowitz, Staff Accountant

        Re:      Zaxis International Inc.
                    Form 10-KSB for the Fiscal Year Ended December 31, 2007
                    Commission File No. 000-15746

Dear Mr. Horowitz:

This letter is in response to the staff’s comment letter dated August 12, 2008 regarding the above-referenced filing. Please note that we have filed the Form 10-KSB/A and have included revised disclosure under Item 8A to address the staff’s comment letter.

Form 10-KSB/A for fiscal year ended December 31, 2007
Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 13

Comment 1: We note that your amended Form 10-KSB provides a partial definition of disclosure controls and procedures. Please revise your disclosure to either remove the partial definition, or to provide the entire definition. If you include the entire definition in your amended Form 10-KSB, your revised disclosure should also state, if true, that your disclosure controls and procedures include, without limitation, controls and disclosures designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accummulated and communicated to management to allow timely decisions regarding required disclosures.

Response 1: We have revised disclosure under subheading "Evaluation of Disclosure Controls and Procedures" and removed the partial definition of disclosure controls and procedures.

Comment 2: We note that in your amended Form 10-KSB your management has again concluded your disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 14, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Response 2: Management believes that despite the Company's inadvertent failure to include its annual report on internal control over financial reporting in its Form 10-KSB as filed with the SEC on March 26, 2008, which was not a management error and has no impact on its conclusion regarding the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year 2007. The annual report on internal control over financial reporting in its Form 10-KSB as filed with the SEC on March 26, 2008 was inadvertently omitted due to an clerical error in the edgarization process of the Form 10-KSB, which management believes did not materially affect our internal control over financial reporting.  Management undertook appropriate measures to ensure that such omission will not occur in the future.

Sincerely,

/s/ Ivo Heiden
Ivo Heiden, CEO/CFO